Mail Stop 4561

April 6, 2007

Mr. John C. Pollok
Chief Financial Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, SC 29201

      Re: SCBT Financial Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 15, 2007
             File No. 001-12669

Dear Mr. Pollok:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             John P. Nolan
             Accounting Branch Chief